UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-42424

TNL Mediagene

23-2 Maruyamacho	4F., No. 88, Yanchang Rd.
Shibuya-ku, Tokyo 150-0044	Xinyi District
Japan	Taipei City 110
+81-(0)3-5784-6742	Taiwan
+866-2-6638-5108

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

On June 22, 2026, TNL Mediagene, a Cayman Islands exempted company (the “Company”), received a staff determination letter (the “Determination Letter”) from the staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that its securities are subject to delisting from The Nasdaq Capital Market.

The Determination Letter states that the closing bid price of the Company’s ordinary shares has been below $1.00 per share for 30 consecutive business days, from May 7, 2026 through June 18, 2026, and the Company is therefore not in compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2). Because the Company effected a reverse stock split during the prior one-year period, pursuant to Listing Rule 5810(c)(3)(A)(iv) the Company is not eligible for any compliance period and the Listing Qualifications Department is required to issue a staff delisting determination. The Company is also subject to a Discretionary Panel Monitor for one year in accordance with Listing Rule 5815(d)(4)(A), as established by the Nasdaq Hearings Panel’s letter dated January 20, 2026.

The Determination Letter further states that the Company’s previously notified non-compliance with the $2,500,000 minimum stockholders’ equity requirement under Nasdaq Listing Rule 5550(b)(1), as set forth in Staff’s notification dated May 6, 2026 and previously disclosed by the Company on Form 6-K, serves as an additional and separate basis for delisting.

The Company intends to timely request a hearing before a Nasdaq Hearings Panel (the “Panel”) to appeal the Determination Letter. The hearing request will automatically stay the suspension of the Company’s securities and the filing of a Form 25-NSE pending the Panel’s decision. At the hearing, the Company will present its plan to regain compliance with the applicable continued listing requirements.

The Determination Letter has no immediate effect on the listing of the Company’s ordinary shares on The Nasdaq Capital Market, which will continue to trade under the symbol “TNMG” pending the Panel’s decision. There can be no assurance that the Panel will grant the Company’s request for continued listing or that the Company will be able to regain compliance with the applicable Nasdaq listing requirements.

A copy of the press release issued by the Company on June 26, 2026 announcing the receipt of the Determination Letter is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein.

The information in this Report on Form 6-K, including Exhibit 99.1, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNL Mediagene.

Date: June 26, 2026	By:	/s/ Motoko Imada
		Name:	Motoko Imada
		Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibits
99.1	Press Release by TNL Mediagene dated June 26, 2026

3